# Transcript for CSC Pitch on YouTube – August 27, 2021

Video game glitches, failed launches, communication outages.  What do all of these things have in common?  They were caused by radiation, but it wasn't radiation from an x-ray or a nuclear explosion.  This radiation came from space.  It came from our sun and other stars light years away.  Thankfully our atmosphere protects us from the majority of the damaging effects of space radiation, but the astronauts on the international space station don't have the same protections that we do.  In fact, it's not just the astronauts that are at risk.  Spacecraft and their electronic components can malfunction or even shut down at any given moment while exposed to space radiation, and this problem only gets worse the farther you are from earth, but that's where we come in.  Introducing CSC's multi-functional shielding polymer, a composite material that can effectively shield humanity from the harmful effects of space radiation.  MSP was engineered on a molecular level to shield against particle radiation metals such as steel, aluminum, tantalum, alloys traditionally used in spacecraft design are not only ineffective at stopping high energy particles but actually make the problem worse through a process called target fragmentation which results in added harmful secondary radiation.  MSP not only blocks these particles, but helps prevent them from producing those secondary radiation effects, but the most revolutionary aspect of MSP is its versatility as a material. Using our proprietary 3d printing technique it can be fashioned with different mechanical properties as rigid and strong as steel or as thin and flexible as fabric.  This means that we can build shielded modular payload capsules, high-performance spacecraft, lunar habitats, and even safer comfortable spacesuits.  MSP could very well be the multi-functional building block for our future in space.  We've already signed LOIs with prominent companies across multiple facets of the space industry. We're working with innovators in the fields of satellite manufacturing, edge computing, and even space station construction to extend their payloads, orbital life and enable high-performance computing in space.  In fact, CSC is already conducting vital materials research alongside NASA SHRAG and MIT for the Artemis project.  Space agencies and institutions alike trust us because we are a team of world-leading scientists with over 90 years of combined experience developing radiation mitigation technologies that have been mission proven by NASA and the European Space Agency.  Our CTO, Dr Lembit Sihver has been a pioneer in the field of radiation dosimetry and physics for over 35 years.  In fact, he even helped develop the radiation modeling systems that leading space agencies and companies use today.  As the CEO of Cosmic Shielding Corporation, I used my prior startup and bizdev experience to lead one of the most rapid and successful early stage funding rounds in the new space industry.  Needless to say, we've got what it takes to bring our vision to market.  As a public investor in CSC your investment will go towards testing and developing customer use cases so that we can achieve full space qualification for MSP in the next year.  Som join us alongside industry leading VCs and space tech companies to build a future where a permanent human presence in space is finally possible.